Exhibit 99.1
NewLead Holdings Ltd.
Announces Acquisition of
2003-Built Handysize Dry Bulk Vessel “Newlead Prosperity”
PIRAEUS, GREECE, May 16, 2011 — NewLead Holdings Ltd. (NASDAQ: NEWL) (“NewLead”), an international, vertically integrated shipping company, today announced that on May 10, 2011 it acquired the 2003-built, 34,682 dwt, Handysize dry bulk vessel, Newlead Prosperity, for a total consideration of $24.5 million. The Newlead Prosperity was initially delivered under a bareboat charter during Q4 2010. The charter period ended May 10, 2011.
Mr. Michael Zolotas, president and chief executive officer of NewLead, stated, “NewLead Prosperity is the first Handysize dry bulk vessel in our operational fleet. We expect to take delivery of two additional newbuild Handysize bulk vessels in the second quarter of 2011 and the third quarter of 2012. Handysize vessels have proven to be relatively stable in this market, so we are pleased to take ownership at this time.”
About NewLead Holdings Ltd.
NewLead Holdings Ltd. is an international, vertically integrated shipping company that owns and manages product tankers and dry bulk vessels. NewLead currently controls 22 vessels, including six double-hull product tankers and 16 dry bulk vessels of which four are newbuildings. NewLead’s common shares are traded under the symbol “NEWL” on the NASDAQ Global Select Market. To learn more about NewLead Holdings Ltd., please visit the new website at www.newleadholdings.com.
“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995
This press release includes assumptions, expectations, projections, intentions and beliefs about future events. These statements, as well as words such as “anticipate,” “estimate,” “project,” “plan,” and “expect,” are intended to be ''forward-looking” statements. We caution that assumptions, expectations, projections, intentions and beliefs about future events may vary from actual results and the differences can be material. Forward-looking statements include, but are not limited to, such matters as future operating or financial results; statements about planned, pending or recent acquisitions and business strategy. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although NewLead believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, NewLead cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, and other factors discussed in NewLead’s filings with the U.S. Securities and Exchange Commission from time to time. NewLead expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in NewLead’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Investor Contact:	Media Contact:

Thomas Rozycki	Elisa Gerouki
CJP Communications	NewLead Holdings Ltd.
+1 (212) 279 3115 x208	+ 30 (213) 014 8023
# #